Unaudited Interim Consolidated Financial Statements of

RESIN SYSTEMS INC.

For the Three Month Periods Ended March 31, 2008 and 2007

FS 1

RESIN SYSTEMS INC.

CONSOLIDATED BALANCE SHEETS

(Canadian Dollars)
(Unaudited)

Thousands of Canadian dollars (unaudited)	March 31, 2008	December 31, 2007

ASSETS
Current assets
Cash and cash equivalents	$8,958	$10,162
Accounts receivable (note 8,10)	3,974	2,277
Inventories	2,173	1,297
Prepaid expenses and deposits (note 8)	1,734	2,893
	16,839	16,629
Restricted cash and deposits	400	400
Foreign currency contract (note 7)	190	1,515
Property, plant and equipment (note 4)	7,642	7,971
	$25,071	$26,515
LIABILITIES and SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$2,117	$963
Other current liabilities	796	866
	2,913	1,829
Convertible debentures	18,226	17,664
Other long-term liabilities	1,544	874
	22,683	20,367

Shareholders' equity
Share capital (note 5(a))	112,362	108,704
Warrants (note 5(a, b))	705	1,256
Equity component of convertible debentures	10,258	10,258
Contributed surplus (note 5(g))	6,769	6,432
Deficit	(127,706)	(120,502)
	2,388	6,148
Future operations (note 2)
Commitments (note 8)
	$25,071	$26,515

See accompanying notes to the consolidated financial statements.

On behalf of the Board:

Signed “David Williams”

                  Signed “Wilmot Matthews”

Director

Director

FS 2

RESIN SYSTEMS INC.

CONSOLIDATED STATEMENTS OF (LOSS) AND DEFICIT

(Canadian Dollars)
(Unaudited)

Thousands of Canadian dollars (unaudited)	Three months ended March 31
Except per share amounts and shares outstanding	2008	2007
Product revenue (note 6)	$2,041	$136
Cost of sales	1,925	142
	116	(6)
Expenses
Financing charges (note 9)	1,098	1,898
General and administrative	1,350	1,354
Stock based compensation (note 5 (c))	952	92
Manufacturing and product development	1,254	1,510
Marketing and business development	490	742
Amortization of property, plant and equipment	332	681
Restructuring charges	-	143
	5,476	6,420
Loss before undernoted items	(5,360)	(6,426)
Net loss on foreign currency contracts (note 7)	(1,311)	-
Fair value of guarantee (note 8)	(687)	-
Other income	154	114
Non-controlling interest	-	21
Net loss	(7,204)	(6,291)
Deficit, beginning of period	(120,502)	(97,241)
Adjustment due to adoption of new accounting pronouncement	-	98
Deficit, end of period	$(127,706)	$(103,434)
Basic and diluted loss
per common share	$(0.05)	$(0.06)
Basic and diluted weighted average number
of shares outstanding	134,641,409	97,271,494

See accompanying notes to the consolidated financial statements.

FS 3

RESIN SYSTEMS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31
Thousands of Canadian dollars (unaudited)	2008	2007
Cash provided by (used in):
Operating activities:
Net loss	$(7,204)	$(6,291)
Items which do not involve cash
Amortization of property, plant and equipment	372	681
Debenture accretion	562	1,306
Net loss on foreign currency contracts (note 7)	1,311	-
Amortization of deferred gain on sale of property, plant and equipment	(19)	(20)
Non-cash restructuring charges	-	72
Stock based compensation (note 5 (c))	952	92
Non-controlling interest in net loss	-	(21)
Fair value of guarantee (note 8)	687	-
Other non-cash items	6	(24)
	(3,333)	(4,205)
Change in non-cash working capital	(292)	(3,996)
	(3,625)	(8,201)
Financing activities:
Issue of share capital	2,480	29,708
Issue of promissory notes	-	4,889
Repayment of promissory notes	-	(1,400)
Repayment of other long-term liabilities	(16)	(50)
	2,464	33,147
Investing activities:
Purchase of property, plant and equipment	(43)	(104)
Restricted cash and deposits	-	53
	(43)	(51)
Increase (decrease) in cash and cash equivalents	(1,204)	24,895
Cash and cash equivalents, beginning of period	10,162	1,199
Total cash and cash equivalent, end of period	8,958	26,094

Cash	446	2,689
Cash equivalent	8,512	23,405
Total cash and cash equivalent, end of period	$8,958	$26,094

See accompanying notes to the consolidated financial statements.

FS 4

RESIN SYSTEMS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2008 and 2007

(Unaudited)

(Tabular amounts are stated in thousands of Canadian dollars except for per share amounts)

1.

Basis of presentation:

These unaudited interim consolidated financial statements of Resin Systems Inc. (“RS” or the “Company”) have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The accounting policies and methods of application are consistent with those outlined in RS’s audited consolidated financial statements for the year ended December 31, 2007.  These consolidated financial statements reflect all normal recurring adjustments that are, in the opinion of management, necessary to present fairly the financial position and results of operations for the respective periods. These consolidated financial statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual audited consolidated financial statements and notes thereto for the year ended December 31, 2007.

Certain comparative figures have been reclassified to conform to current period presentation.

2.  Future operations:

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles, which assumes RS will realize its assets and discharge its liabilities and commitments in the normal course of business.  The application of the going concern concept is dependent upon the ability of RS to generate profitable operations or raise additional capital to support its ongoing development and operating activities.  For the three months ended March 31, 2008, RS reported a net loss of $7.2 million.  At March 31, 2008, RS had positive working capital of $13.9 million and a deficit of $127.7 million.

These financial statements do not reflect any adjustments should RS be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities outside the normal course of business.

There can be no assurance that management’s plans will be successful as such plans may be contingent upon new equity and debt funds from investors, as well as market acceptance of RS’s products.

3.

Significant accounting policies:

Adoption of new accounting standards

Capital disclosures

On January 1, 2008, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1535, “Capital Disclosure”. Section 1535 establishes standards for disclosing information about an entity’s capital and how it is managed. Disclosure is to include management’s objectives, policies and processes for managing capital, a description as to what the entity regards as capital, whether the entity has complied with its capital requirements and what are the consequences if non-compliance occurs (note 11).

Inventories

On January 1, 2008, the Company adopted CICA Handbook Section 3031, “Inventories”. Section 3031 establishes that inventories should be measured at the lower of cost and net realizable value, with guidance on the determination of cost, including the recognition in inventory of amortization of production equipment. The impact to opening inventory is immaterial and during the period, the

FS 5

RESIN SYSTEMS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2008 and 2007

(Unaudited)

3.

Significant accounting policies (continued):

Company has recognized $6 thousand of amortization in cost of sales and $34 thousand in inventory.

Financial instruments

On January 1, 2008, the Company adopted CICA Handbook Section 3862 and 3863, “Financial Instruments – Disclosures” and “Financial Instruments – Presentation”.

CICA 3862 provides expanded disclosure requirements that provide additional detail on financial assets and liability categories (note 10).

CICA 3863 enhances financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows. This section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, gains and losses, and the circumstances in which financial assets and financial liabilities are offset (note 10).

4.

Property, plant and equipment:

March 31, 2008	Cost	Accumulated amortization	Net book value
Land	$ 52	$ -	$ 52
Building	393	27	366
Equipment	8,985	3,470	5,515
Furniture and fixtures	515	268	247
Automotive	204	97	107
Computer hardware and software	1,499	1,148	351
Leasehold improvements	1,588	584	1,004
	$ 13,236	$ 5,594	$ 7,642

December 31, 2007	Cost	Accumulated amortization	Net book value
Land	$ 52	$ -	$ 52
Building	393	27	366
Equipment	8,928	3,199	5,729
Furniture and fixtures	515	256	259
Automotive	226	100	126
Computer hardware and software	1,499	1,100	399
Leasehold improvements	1,588	548	1,040
	$ 13,201	$ 5,230	$ 7,971

FS 6

RESIN SYSTEMS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2008 and 2007

(Unaudited)

5.  Shareholders’ equity:

(a)  Authorized and issued share capital:

	Common Shares		Warrants
	Number	Amount	Number	Amount
Balance, December 31, 2007 (in 000’s)	133,005	$ 108,704	4,425	$ 1,256
Warrants exercised	1,300	1,300	(1,300)	-
Transfer to share capital on exercise of warrants	-	551	-	(551)
Stock options exercised	1,000	1,180	-	-
Transfer to share capital on exercise of options	-	333	-	-
Restricted share units exercised	210	294	-	-

Balance, March 31, 2008	135,515	$ 112,362	3,125	$ 705

(b) Warrants:

The following table summarizes information about the warrants outstanding as of

March 31, 2008 (in 000’s):

Price	Outstanding	Expiry
$0.86	625	July 14, 2008
$1.00	2,500	July 14, 2008
Balance, March 31, 2008	3,125

(c) Stock based compensation:

In the first quarter of 2008, RS recorded $ 0.6 million (2007 - $ 0.1 million) in stock-based compensation expense that relates to stock options granted to employees and non-employees. In addition, $ 0.4 million (2007 – $ nil) of stock-based compensation has been recorded related to the granting of restricted share units.

(d) Stock options outstanding:

	Number of	Weighted average
Options held by employees	share options	exercise price
Outstanding, December 31, 2007	6,056	$ 1.33
Granted	2,000	1.31
Change in grantee status to non-employee	(1,330)	1.58
Exercised	(1,000)	1.18
Outstanding, March 31, 2008	5,726	$1.30

Options held by non-employees	Number of share options	Weighted average exercise price
Outstanding, December 31, 2007	686	$1.38
Forfeited	(250)	1.45
Change in grantee status from employee	1,330	1.58
Outstanding, March 31, 2008	1,766	1.52

FS 7

RESIN SYSTEMS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2008 and 2007

(Unaudited)

5.  Shareholders’ equity (continued):

The following table summarizes information about the stock options outstanding as at

March 31, 2008:

Price range	Outstanding	Average years	Exercisable
$0.40 – 0.80	260	1.22	260
0.81 – 1.20	1,393	3.43	1,273
1.21 – 1.45	3,345	3.65	736
1.46 – 2.40	2,494	3.30	226
$0.40 – 2.40	7,492	3.37	2,495

(e)

Restricted shares

Under the Company’s restricted share unit plan, the Company has granted 529,071 restricted share units in the period to employees of the Company, 210,109 units vest immediately, 202,823 units vest in one year and 116,139 units vest in two years from the grant date. The units granted resulted in non-cash compensation expense of $ 0.4 million, valued at the stock price on the grant date.

(f)

Deferred share unit plan

Under the Company’s deferred share unit plan, directors have the option to defer their annual fees.  Currently, all directors have elected to be compensated under the deferred share unit plan.  Annual fees are converted to deferred share units, each of which has a value equal to the value of one common share.  On retirement from the Board, their deferred share units are paid at a cash value equivalent to the value of one common share to each deferred unit. The liabilities for deferred share units are revalued to market on a quarterly basis, as at March 31, 2008 $ 0.2 million is included in other current liability.

(g) Contributed surplus:

The following table reconciles the Company’s contributed surplus for the period:

Balance, December 31, 2007	$ 6,432
Stock-based compensation	670
Stock options exercised	(333)
Balance, March 31, 2008	$ 6,769

6.  Segmented information:

RS’s has two revenue streams, one being the development, manufacturing and sale of composite products, the other being the sale of resin and fiber. The Company evaluates performance as one entity and accordingly as one operating segment.  RS’s year to date revenue includes sales to customers located in the United States of $ 0.1 million (2007 - $ 0.1 million) and all other sales were to Canadian customers. During the quarter, utility poles revenue was for $0.3 million (2007 - $0.1 million), and resin revenue accounted for $1.7 million (2007 - $nil).

FS 8

RESIN SYSTEMS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2008 and 2007

(Unaudited)

7.

Foreign currency contracts:

In 2007, the Company signed a definitive agreement with Global Composite Manufacturing, Inc. (“GCM”), which included fixed U.S. dollar prices for the purchase of RStandard poles manufactured by GCM and the sale of raw material to GCM. The Company has revalued the embedded foreign currency component of this contract based on forward foreign currency exchange rates at each period end. The fair value is calculated using notional quantities per the agreement. Management estimates the change in exchange rates over the period resulted in an unrealized foreign currency loss of $1.3 million for the quarter. The fair value of the foreign currency contracts is determined quarterly resulting in a net gain or loss on foreign currency contract.

8.  Commitments and contractual obligations:

In August 2007, the Company entered into a definitive agreement with GCM. This agreement provides the framework whereby GCM is responsible to move, upgrade and re-commission the existing RStandard utility pole manufacturing equipment as well as related additions used in GCM’s production of RStandard utility poles under license from the Company.  RS advanced to GCM the sum of $3.5 million representing a prepayment for future product to be manufactured and delivered by GCM to RS. As at March 31, 2008, $1.9 million has been repaid in product deliveries. Such prepayment is recorded in prepaid expenses and deposits. Also, included in accounts receivable is $3.3 million due from GCM for the purchase of resin and fiber from RS.

The Company has provided loan guarantees to GCM’s lenders of $2.1 million on a limited recourse basis collateralized by the RStandard utility pole manufacturing equipment, and $4.0 million on a full recourse basis. The guarantees would be called upon if GCM fails to perform under its obligations to its lenders. The Company has recorded the fair value of the guarantee which has been estimated at $0.7 million. This amount is included in “other long-term liabilities” on the Company’s balance sheet.

Under this agreement, RS leased its existing two production cells to GCM. The net book value of the leased production equipment is approximately $3.1 million and is leased for a term of up to 10 years.  GCM, through its own resources, has relocated and continues to upgrade the equipment.  RS will continue to own the equipment and all related technology.

GCM is a variable interest entity as its total equity is not sufficient to finance its activities without its current credit facilities and guarantees provided by RS. The Company has not consolidated GCM because it has determined that it is not the primary beneficiary as the equity holders of GCM will receive the benefit of GCM’s financial performance.

9.

Financing charges

	2008	2007
Interest on convertible debenture	$ 530	$524
Interest on short term financing	-	61
Convertible debenture accretion	562	490
Short term financing accretion	-	816
Other interest	6	7
	$1,098	$1,898

FS 9

RESIN SYSTEMS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2008 and 2007

(Unaudited)

10.  Financial instruments:

At March 31, 2008, the fair values of cash and cash equivalents, accounts receivable, restricted cash and deposits, accounts payable, accrued liabilities and other liabilities approximate their carrying amounts due to the short-term nature of these instruments.  At March 31, 2008, the fair value of the convertible debenture is approximately $23.5 million.

The Company is exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks which the Company is exposed to are described below.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents and accounts receivable.

Cash and cash equivalents are maintained at major financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and are maintained with financial institutions of reputable credit and therefore bear minimal credit risk. The Company does not hold any asset backed commercial paper.

Credit risk from accounts receivable encompasses the default risk of the Company’s customers. The Company has a concentration of credit risk with one customer accounting for $3.3 million (83%) of its accounts receivable at March 31, 2008. Of this amount, $2.6 million are currently past due. The  majority of the past due amount relates to the sale of resin to GCM for use in the manufacture of utility poles. The Company believes the receivable will be collected within the next twelve months as GCM progresses through the start-up phase of its development. The maximum exposure is the carrying amount of accounts receivable. The Company holds no collateral or other security relating to accounts receivable. The Company closely monitors the extension of credit and does not believe there is significant credit risk arising from accounts receivable.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. Management uses internally prepared cash flow forecasts to ensure that the Company has sufficient liquidity to meet its liabilities when due. To the extent that the Company does not believe it has sufficient liquidity to meet these obligations, management will consider securing additional funds through equity or debt transactions. At March 31, 2008, the Company had a cash balance of $9 million. The Company does not have any stand-by credit facility.

The following are the contractual maturities of financial liabilities as at March 31, 2008:

	Carrying amount	Contractual cash flow	0 to 6 months	6 to 12 months	12 to 24 months	After 24 months
Accounts payable and accrued liabilities	$2,117	$2,117	$2,117	-	-	-
Other liabilities	$2,340	$368	$368	-	-	-
Convertible debenture	$18,226	$25,000	-	-	-	$25,000
	$22,683	$27,485	$2,485	-	-	$25,000

FS 10

RESIN SYSTEMS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2008 and 2007

(Unaudited)

10.  Financial instruments (continued):

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates, will affect the Company’s income or the value of its financial instruments.

i)

Foreign exchange risk

The Company’s business activities are conducted primarily in US and Canadian dollars. Assets and liabilities are denominated primarily in Canadian dollars. A substantial portion of sales and raw material and product purchases are denominated in US dollars, while most of the administrative costs are denominated in Canadian dollars. The Company does not engage in any hedging or currency trading activities. The effects of the foreign exchange changes on these transactions and related balances are not significant and foreign exchange gains and losses are included in general and administrative expenses.

During 2007, the Company signed a definitive agreement with GCM, which included fixed US dollar prices for the purchase of RStandard poles manufactured by GCM and the sale of raw material to GCM. The denomination of these transactions in US dollars makes them embedded foreign currency derivatives. The Company revalues the embedded foreign currency component of this contract based on forward foreign exchange rates at each period end. The fair value is calculated using notional quantities per the agreement, management estimates and third party information. During the current quarter, an unrealized foreign currency loss of $1.3 million has been recognized. The fair value of the embedded foreign currency derivatives will be determined quarterly resulting in a foreign exchange gain or loss for the period.

A 10 percent increase or decrease in the Canadian/US exchange rate would have impacted the income of the Company by $0.3 million for the quarter.

ii)

Interest rate risk

The Company has significant cash and cash equivalents and a convertible debenture with a fixed interest rate. As such, the Company is subject to interest rate risk to the extent borrowing rates change.

The Company invests excess cash in investment-grade short-term investments with original maturities of 90 days or less. The Company periodically monitors the investments it makes and is satisfied with the credit rating of its banks.

A one percent increase or decrease in interest rates would have impacted the income of the Company during the quarter ended March 31, 2008 by approximately $0.1 million for the quarter.

11.

Capital management

The Company’s objective when managing capital is to safeguard the entity’s ability to continue as a going concern and expand upon the Company’s current product base so that it can provide returns for shareholders and benefits for other stakeholders. Management defines capital as the Company’s cash and cash equivalents, long term debt and shareholders’ equity. The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk of the underlying assets. The Company’s objective is met by retaining adequate capital to provide for the possibility that cash flows from assets will not be sufficient to meet future cash flow requirements. The Board of Directors does not establish quantitative return on capital criteria for management, but rather promotes sustainable operation goals. The Company is not subject to any externally imposed capital requirements.

FS 11